Exhibit 99.1

Alibaba Group Upsizes Share Repurchase to US$25 Billion from US$15 Billion,

Appoints New Independent Director to Board

Hangzhou, China, March 22, 2022 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, the “Company”) today announced that the Company’s board has authorized to upsize its share repurchase program to US$25 billion from US$15 billion (the “Share Repurchase Program”), in a sign of confidence about the Company’s continued growth in the future. The Company also announced that Weijian Shan, executive chairman of investment group PAG, was appointed as an independent director to the Company’s board.

The Share Repurchase Program will be effective for a two-year period through March 2024. As of March 18, 2022, the Company had purchased a total of 56.2 million American depositary shares under the previously announced share repurchase program, for a total consideration of approximately US$ 9.2 billion.

Shan’s appointment as an independent director will be effective March 31, 2022, and he will serve on the board’s audit committee. Börje Ekholm, President and Chief Executive Officer of the Ericsson Group, will retire from the Company’s board on March 31, 2022. Ekholm has served as an independent director on the Company’s board since June 2015.

“We are truly grateful to Börje for his invaluable commitment and contributions to the Alibaba board over the past six years,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Weijian is a trusted leader in the global financial industry who has been an active facilitator for greater understanding between Asia and the rest of the world throughout his extraordinary career. I believe Alibaba will benefit greatly from his deep knowledge across different industries and global perspective.”

“I have been deeply impressed with the growth and achievements of Alibaba, and with how it has positively changed lives of so many consumers and businesses in China and elsewhere. It served about 1 billion consumers in China and 300 million around the world in 2021 alone. I feel honored to be invited by the board to serve as an independent director. I look forward to contributing the little I know to help the Company achieve its long-term goals,” said Shan.

“Alibaba is an incredible company and I continue to believe in its future. I wish Daniel and the leadership team every success as it remains focused on creating long-term value for its stakeholders. I have decided to step down from the board to devote more time to Ericsson’s business,” said Ekholm.

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About Weijian Shan

Weijian Shan is the executive chairman and a founder of PAG – one of Asia’s leading independent alternative investment management groups with more than US$50 billion in capital under management by March 2022. He became PAG’s chairman and CEO and founded its private equity business in 2010. Between 1998 and 2010, he was a managing partner of the private equity firm Newbridge Capital (now known as TPG Asia) and a partner of TPG. Shan was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor of management at the Wharton School, the University of Pennsylvania between 1987 and 1993. He also worked at the World Bank in 1987 as a member of its Young Professionals Program.

Shan is a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021.

Shan is an author and occasional commentator. His books include Money Games: The Inside Story of How American Dealmakers Saved Korea's Most Iconic Bank (Wiley, 2020) and Out of the Gobi: My Story of China and America (Wiley, 2019), which are also available in Chinese and Japanese, in addition to English.

Shan holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics).

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The Company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Media Contacts

Liyan Chen	Celia Chen
Alibaba Group	Alibaba Group
+1 515 864 1116	+86 136 9192 9481
liyan.chen@alibaba-inc.com	celia.c@alibaba-inc.com

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